SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 27, 2015

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01

Millenia Tower

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

Kenon Announces Results of Extraordinary General Meeting

Kenon is pleased to announce that the resolution proposed at the Extraordinary General Meeting held earlier today (the “EGM”) to approve a capital reduction to enable Kenon to distribute, on a pro rata basis, some, or all, of the 18,030,041 ordinary shares of Tower Semiconductor Ltd. (“Tower”) held by Kenon, as well as 1,669,795 ordinary shares of Tower underlying the 1,669,795 Series 9 Warrants of Tower held by Kenon (the “Proposed Distribution”) (the “Proposal”), was duly passed by Kenon’s shareholders. 100% of the Kenon shareholders voting at the EGM voted in favor of the Proposal.

Completion of the Proposed Distribution remains subject to the satisfaction of certain conditions, as set forth in the Proxy and Information Statement, dated as of May 1, 2015, and filed as Exhibit 99.1 to Kenon’s Report on Form 6-K, dated as of May 1, 2015 (the “Proxy and Information Statement”).

The full text of the Proposal is also contained in the Proxy and Information Statement.

Caution Concerning Forward-Looking Statements

The information included herein includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the Proposed Distribution, including the maximum number of shares that may be distributed and conditions to the Proposed Distribution. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to a failure to successfully satisfy the conditions of the Proposed Distribution, or otherwise a failure by Kenon to complete the Proposed Distribution, the number of shares ultimately distributed in the Proposed Distribution (which Kenon has not yet determined), the timing of the Proposed Distribution, tax consequences of the Proposed Distribution, and other risks and factors, including those risks set forth under the heading “Risks Related to the Distribution” in the Proxy and Information Statement filed with the SEC. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: May 27, 2015	By:	/s/ Yoav Doppelt
	Name:	Yoav Doppelt
	Title:	Chief Executive Officer